 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC BOARD APPOINTMENT

HSBC Holdings plc has today announced the appointment of Jackson (Jack) Tai (66) as an independent non-executive Director. The appointment will take effect from 12 September 2016. Jack will also be appointed as a member of the Group Risk Committee and the Financial System Vulnerabilities Committee.

Jack Tai is an experienced banker and international non-executive director who brings experience in senior operating and governance roles across Asia and in China, as well as investment banking knowledge and capabilities. Jack spent the first 25 years of his career as an investment banker at J.P. Morgan & Co., both in the United States and in Asia, latterly as Chairman of the Asia-Pacific region. Between 1999 and 2007, Jack held senior positions at DBS Group, the leading regional banking group based in Singapore. Jack joined DBS as Chief Financial Officer, moving quickly to become President and Chief Operating Officer and, from 2002, Vice Chairman and Chief Executive. Jack led the regional expansion of DBS during his tenure, building and adding businesses in Hong Kong, mainland China, India and Indonesia.

Jack also brings governance experience as a public and private company non-executive director in a variety of sectors, but with a focus on corporate finance and the capital markets with Asian linkages. Jack will continue to serve as a non-executive director of Eli Lilly and Company, MasterCard Incorporated, and Royal Philips N.V., as well as a member of the Canada Pension Plan Investment Board. Jack's previous non-executive roles include The Bank of China, Singapore Airlines, NYSE Euronext, ING Group N.V., CapitaLand Ltd, SingTel Ltd and Jones Lang LaSalle Inc. In the not-for-profit sector, Jack is a director of Metropolitan Opera and a trustee for Rensselaer Polytechnic Institute.

Commenting on the appointment, HSBC Group Chairman, Douglas Flint, said: "It is rare to find the combination of hands-on banking expertise, top level governance experience and the deep knowledge of Asia and China that Jack has accumulated throughout his career. I would like to welcome Jack to the Board."

Jack Tai's appointment will be for an initial three-year term which, subject to election by shareholders in 2017, will expire at the conclusion of the 2020 Annual General Meeting.

The Directors have determined that Jack Tai is independent. In making that determination, the Directors have concluded that there are no other relationships or circumstances which are likely to affect his judgement and that any relationships or circumstances which could appear to do so were not considered to be material.

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

Media enquiries to:
Morgan Bone	+44 (0) 20 7991 1898	morgan.bone@hsbc.com

Supplementary information:

Jack Tai is currently a non-executive director of Eli Lilly and Company, MasterCard Incorporated, and Royal Philips N.V. He is also a member of the Canada Pension Plan Investment Board.

As non-executive Director, Jack Tai will not have a service contract with HSBC Holdings plc and will be paid a Director's fee of £95,000 per annum, pursuant to the non-executive Directors' remuneration policy approved by shareholders at the 2016 Annual General Meeting.

Jack Tai's appointment as a Director of HSBC Holdings plc is subject to election by shareholders at the 2017 Annual General Meeting and re-election annually thereafter.

Jack Tai has an interest in 25,400 shares of HSBC Holdings plc within the meaning of Part XV of the Securities and Futures Ordinance.

There are no matters relating to the appointments of Jack Tai that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Conduct Authority. Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

Notes to editors:

1. Professional Qualifications of Jack Tai
MBA, Harvard University
BSc, Rensselaer Polytechnic Institute

2. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
D J Flint, S T Gulliver, P Ameen†, K L Casey†, L M L Cha†, H R M A de la Croix de Castries †, Lord Evans of Weardale†, J Faber†, W S H Laidlaw†, I Lee†, J P Lipsky†, J R Lomax†, I J Mackay, H Miller†, M M Moses, D Nish†, J Symonds†, P Van der Meer Mohr† and P S Walsh†.

† Independent non-executive Director

3. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 4,400 offices in 71 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,608bn at 30 June 2016, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                     By:

                                                                                         Name: Ben J S Mathews

                                                                                                     Title: Group Company Secretary

                                                                                        Date: 12 September 2016